SMART KIDS GROUP, INC.

Suite 234, 9768-170 St. Edmonton

AB Canada T5T 5L4

VIA EDGAR

November 8, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Tanya Bryant

Re:	Smart Kids Group, Inc. PRE 14C Filed November 3, 2011 File No. 000-54434

Dear Ms. Bryant,

Smart Kids Group, Inc. (the “Company”) has been asked by the Staff at Securities and Exchange Commission (“SEC”) to explain whether Note a. of Schedule 14A is applicable to the action taken by the Company in its Schedule 14C -- to effect a reverse stock split of all of the outstanding shares of Common Stock of the Company at a ratio of 1 for 100 – and would require the additional information required by Items 11, 13, and 14 of Schedule 14A.

The Company filed its Schedule 14C with the SEC on November 3, 2011.  The sole action taken by written consent of the majority of the Company’s shareholders as explained in the Schedule 14C Information Statement was to reverse split the outstanding shares of common stock of the Company at a ratio of 1 for 100.  After filing the Schedule 14C, the Staff at the SEC contacted securities counsel for the Company and requested additional disclosure to be added to the Schedule 14C Information Statement concerning the following items:

  Revise to state if true there is no consent required to issue additional shares.
  Is there any understanding or arrangement as to the use of additional shares?
  Disclose the potential dilutive effect of the reverse stock split, if additional shares are issued after the stock split.
  Describe the anti-taker effect in the case of issuing additional shares.

On November 7, 2011, the Company submitted a redlined copy of the Schedule 14C Information Statement via email to the Staff that addressed the above comments.  Specifically, in response to comment 2 above, the Company explained that it has no current plans, arrangements or understandings to issue additional shares of its capital stock, aside from a pending merger transaction with a company called Paragon GPS, Inc.

In a conference with the Staff of the SEC on November 8, 2011, the Staff requested counsel to explain why note a. of Schedule 14A would not require the Company to provide the additional information required by Items 11, 13, and 14 of Schedule 14A in related to the issuance of shares in the merger transaction with Paragon GPS, Inc. This correspondence is intended to respond to the question posed by the Staff.

Note a. of Schedule 14A does not apply to the Company’s action for a reverse split.  Note a. provides as follows: “Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.”

Note a. applies to situations where the purpose of authorizing additional shares are to be used to acquire another specified company, and the shareholders will not have a separate opportunity to vote upon the transaction.  While it is true that a reverse split accomplishes the purpose of allowing the board of directors additional shares, much in the same way an increase in authorized shares does, the purpose of the reverse split is not intended to gain additional shares to use in the merger transaction with Paragon GPS, Inc. The Company has 1,800,000,000 shares of common stock authorized and 1,040,201,672 shares of common stock issued and outstanding. Upon the close of that pending merger, if the conditions to closing were satisfied, the Company would be issuing up to maximum of 759,668,328 shares of its common stock.  This would result in a total of 1,799,870,000 shares of common stock issued and outstanding in the Company, well within the Company’s authorized amount of 1,800,000,000 shares of common stock.  As such, the board of directors of the Company has ample shares of authorized common stock to issue in the merger transaction, regardless of the reverse split.  So the reverse split is being accomplished not to enable the Company to engage in a merger transaction with Paragon GPS, Inc., but instead, as detailed in the Company’s Schedule 14C, to increase the market price of the Company’s stock.  For this reason, the Company is not subject to note a. and the additional information of Items 11, 13, and 14 of Schedule 14A.

Very truly yours,

/s/ Richard Shergold

Richard Shergold

Chief Executive Officer